Contact

www.linkedin.com/in/john-
silvestri-69042668 (LinkedIn)

Top Skills

Development and application of
physical models of engine and
vehicle processes

Heat Transfer

John Silvestri

Founding Partner of Gamma Technologies, Inc.
Schaumburg, Illinois, United States

Experience

Self-Employed
Private Investor
August 2016 - Present (7 years 8 months)
Prosper, Texas, United States

Proud to have been even a small part of building the finest system level CAE
multi-physics simulation tool available. After 22 years at GT, moving on to
chase new challenges. It was an amazing honor to work with the incredible
team at GT for all these years. Thanks to all the GT customers who inspired
and challenged me individually, and GT collectively, to push the limits of what
a system simulation could do. It was my great honor to work with you.

Gamma Technologies, Inc
Principal Engineer, Vice President
July 1994 - July 2016 (22 years 1 month)
Westmont, IL

Ricardo North America
Project Engineer / Section Leader
October 1991 - June 1994 (2 years 9 months)

Mainstream Engineering Corporation
Project Engineer
January 1989 - October 1991 (2 years 10 months)

Education

Florida Institute of Technology
Master of Science (MS), Mechanical Engineering · (1985 - 1989)

University of Miami
 · (1983 - 1985)